UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 26, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Johannesburg. Tuesday 26 February 2008. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a seismic event occurred at Harmony’s Bambanani Mine in the Free State at 12h10 local time.
The localized seismic event, which measured 2.1 magnitude on the Richter scale, occurred on 63 level 73 stope causing the panel to collapse, where a total of 16 employees were working.
Medical and Proto teams were immediately mobilised and the rescue operation was concluded in two hours. The final rescue reports indicate that regrettably two persons died and four persons were injured, of which one is in a critical condition.
Harmony’s Chief Executive, Graham Briggs, and his management team express their sincere condolences to the families of the deceased and sympathy to those affected by today’s tragic accident.
ends.
Issued by Harmony Gold
Mining Company Limited
26 February 2008
For more details contact:
Tom Smith
Chief Operating Officer
South Region
on +27(0)84 499 6051
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 26, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer